

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

International Barrier Technology, Inc.
Mr. David Corcoran, Chief Financial Officer
510 4th Street North
Watkins, MN 55389

> **Re:** **International Barrier Technology, Inc.**
> **Form 10-K for fiscal year ended June 30, 2010 filed October 8, 2010**
> **Form 10-Q for quarter ended September 30, 2010 filed November 15, 2010**
> **Form 10-Q for quarter ended December 31, 2010 filed February 14, 2011**
> **Form 10-Q for quarter ended March 31, 2011filed May 16, 2011**
> **File No. 0-20412**

Dear Mr. Corcoran:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Branch Chief